

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

January 27, 2010

Mr. Lee M. Bowling
Chief Financial Officer
eOn Communications Corporation
185 Martinvale Lane
San Jose, CA 95119

> **Re**:   **eOn Communications Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2009**
> **Filed October 29, 2009**
>
> **Forms 10-Q for Fiscal Quarter Ended October 31, 2009**
> **File No. 0-26399**

Dear Mr. Bowling:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 31, 2009

Note 2: Summary of Significant Accounting Policies, page 38

1. Refer to your accounting policy for intangible assets on page 39. We note that you closed the Aelix Systems, inc. subsidiary as of April 1, 2008 but that you will continue to amortize the intangible assets related to Aelix process technology through fiscal 2011. Please tell us whether you are continuing to use the Aelix technology in your other operations. If not, tell us why you believe the Aelix process technology intangible assets are not impaired as of July 31, 2009. Please expand the disclosure in Note 2(g) and MD&A accordingly in future filings.

Note 3: Acquisition of Cortelco Systems Holding Corp., page 45

2. Tell us whether the $10.5 million promissory note issued to Cortelco's shareholders has a maturity date. Tell us in more detail all the assumptions you used to determine the fair value of the $10.5 million promissory note.   Tell us how you determined the amount of the imputed interest on note payable of $480,000 and $53,000 shown in the statements of cash flows filed with the July 31, 2009 Form 10-K and the October 31, 2009 Form 10-Q respectively. Tell us whether you have made actual payments under the Cortelco Note.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director